# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INCOME OPPORTUNITY REALTY INVESTORS INC /TX/, CIK 0000949961
CUSIP: 452926108
Title of class of securities: common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0000733590
Persons authorized to receive notices and communications: Steven C. Metzger Metzger, 4709 W Lovers Lane, Suite 200, Dallas, Texas (TX), 75209, 2147405030

## Reporting persons
- TRANSCONTINENTAL REALTY INVESTORS INC (CIK 0000733590): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 3,437,909; shared voting power 0; sole dispositive power 3,437,909; shared dispositive power 0; aggregate amount beneficially owned 3,437,909 (84.5% of the class)
- REALTY ADVISORS INC (CIK 0001267710): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 269,299; shared voting power 0; sole dispositive power 269,299; shared dispositive power 0; aggregate amount beneficially owned 269,299 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: common stock, par value $0.01 per share
Name of issuer: INCOME OPPORTUNITY REALTY INVESTORS INC /TX/
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Comment:
This Amendment No. 31 to Statement on Schedule 13D (this "Amendment 31") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Income Opportunity Realty Investors, Inc., a Nevada corporation (the "Issuer" or "IOR") and further amends the Original Statement on Schedule 13D, as amended by Amendments No. 1 through 30 (the "Amended Statement"), filed on behalf of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), Realty Investors, Inc., a Nevada corporation ("RAI") and others who are no longer "Reporting Persons." The principal executive offices of IOR are located at 1603 LBJ Freeway, Suite 800, Dallas, TX 75234. The CUSIP number of the Shares is 452926-10-8.

This Amendment 31 is being filed to reflect the acquisition of Shares by TCI in the open market following the acquisition by TCI of 21,678 Shares from TCI's limited tender offer to acquire Shares which concluded January 29, 2025.

## Item 2. Identity and Background
Name of person filing: (a)-(c), (f). This Amendment 31 is filed on behalf of (i) TCI, which has its Common Stock listed and traded on the NYSE and (ii) RAI (all, collectively, the "Reporting Persons"), each of which has its principal executive offices located at 1603 LBJ freeway, Suite 800, Dallas, TX 75234. The name and capacity with each of the Reporting Persons of each of the current executive officers, directors or managers of each of the Reporting Persons are set forth on Schedule "1" attached hereto and incorporated herein. The business address of each of the persons listed on Schedule "1" is 1603 LBJ Freeway, Suite 800, Dallas, TX 75234. Each of the individuals who serve as an executive officer or director of TCI or RAI is a citizen of the United States of America. Over 80% of TCI's Common Stock is owned by subsidiaries of and/or American Realty Investors, Inc., a Nevada corporation ("ARL"), which also has its common stock listed and traded on the NYSE. Over 80% of ARL's common stock is owned by subsidiaries of and/or RAI, which in turn is owned by May Realty Holdings, a Nevada corporation, which is owned by a trust established for the benefit of the children of Gene E. Phillips, deceased, known as the "May Trust."
Residence or business address: See (a) above.
Present principal occupation or employment: See (a) above
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor any officer, director or manager of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations wiht respect to such laws.
Civil proceedings (securities laws) in the last five years: see (d) above.
Citizenship: See (a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The open market transactions described herein were consummated utilizing the working capital of TCI. If TCI makes any future acquisitions of Shares (whether by open market purchase, limited tender offer, or block purchase) for cash, same will be made utilizing TCI's available working capital funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have no present plans or proposals for any of (b) through (j) above, but either of the Reporting Persons may, if the appropriate opportunity exists at attractive prices, acquire additional Shares of the Issuer or dispose of any portion or all of the Shares owned.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to the latest information available as of October 30, 2025, the total number of issued and outstanding Shares of the Issuer is believed to be 4,066,178. As of the date of this Amendment 31, each of the Reporting Persons directly own and hold the following Shares:

TCI owns 3,437,909 Shares which is 84.5489% of the outstanding.
RAI owns 269,299 Shares which is 6.6229% of the outstanding.

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of RAI and TCI may be deemed to beneficially own the Shares held directly by each of the Reporting Persons, but each such person expressly disclaims any personal beneficial ownership in the Shares held by TCI or RAI
Number of shares as to which each person has sole or shared power to vote or dispose: Each of RAI and TCI has the sole power to vote or dispose of all the Shares owned by each set forth in Item 5(a) above.
Transactions in the class effected during the past sixty days:
During the sixty calendar days ended December 8, 2025, the Reporting Persons and their respective executive officers and directors did not engage in any transaction involving the Shares or any other equity interest derivative thereof, except that TCI made the following purchases of Shares in open market transactions:

10/02/25 TCI purchased 11 Shares at $17.75 per Share
10/07/25 TCI purchased 150 Shares at $17.75 per Share
10/22/25 TCI purchased 2 Shares at $17.80 per Share
10/28/25 TCI purchased 173 Shares at $17.80 per Share
10/29/25 TCI purchased 3 Shares at $17.80 per Share
10/31/25 TCI purchased 41 Shares at $17.80 per Share
11/06/25 TCI purchased 2 Shares at $17.80 per Share
12/01/25 TCI purchased 1,263 Shares at $17.80 per Share
12/02/25 TCI purchased 3 Shares at $17.80 per Share
12/03/25 TCI purchased 110 Shares at $17.85 per Share
12/04/25 TCI purchased 56 Shares at $17.85 per Share
12/08/25 TCI purchased 2 Shares at $17.85 per Share
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons or their respective executive officers or directors on behalf and for the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Shares of IOR Common Stock held by each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Statement is hereby further amended to read as follows:

Of the Shares directly owned by RAI, 120,057 Shares are subject to an accommodation pledge for an obligation of another entity in connection with a loan from ABC Land& Development, Inc. ("ABCLD").

Of the Shares directly owned by the Reporting Persons, at least 2,812,648 Shares owned by TCI, and 83,404 Shares owned by RAI, are all held in bank and brokerage accounts, along with other securities owned by each such entity and, as such, those securities may be deemed to be "collateral" for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the securities in such accounts, bear interest at varying rates, and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting, investment or disposition power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit "1" or Schedule"1" listing of directors and executive officers of the Reporting Persons is attached to Amendment No. 30 as page 10 thereto and incorporated by reference herein.

## Signatures
- TRANSCONTINENTAL REALTY INVESTORS INC: Transcontinental Realty Investors, Inc., Erik L. Johnson, President and Chief Executive Officer (12/16/2025)
- REALTY ADVISORS INC: Realty Advisors, Inc., Erik L. Johnson, President (12/16/2025)